SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ___________________

                                 Amendment No. 6

                                       to

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                               ___________________


                                    QVC, INC.
                            (Name of Subject Company)

                                    QVC, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 Per Share
               Series B Preferred Stock, par value $.10 Per Share
               Series C Preferred Stock, par value $.10 Per Share
                         (Title of Class of Securities)

                                   747262 10 3
                     (only with respect to the Common Stock)
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Neal S. Grabell, Esq.
              Senior Vice President, General Counsel and Secretary
                                    QVC, Inc.
                              1365 Enterprise Drive
                        West Chester, Pennsylvania 19380
                                 (610) 430-1000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:

                             Pamela S. Seymon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


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                   This Statement amends and supplements the
         Solicitation/Recommendation Statement on Schedule 14D-9 of QVC, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on August 11, 1994, as previously amended and supplemented (the "Schedule 14D-9"), with respect to the tender offer made by QVC Programming Holdings, Inc., a Delaware corporation to be wholly owned by Comcast Corporation, a Penn-sylvania corporation, and Liberty Media Corporation, a Delaware corporation and a wholly-owned subsidiary of Tele-Communica-tions, Inc., a Delaware Corporation (collectively, the "Bidders"), to purchase all outstanding Shares at a price of $46 per Common Share and $460 per Preferred Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1994 and the related Letter of Transmittal, which were annexed to and filed with the Schedule 14D-9 as Ex-hibits 1 and 2, respectively, as amended and supplemented by filings with the Commission on Schedule 14D-1 by the Bidders (as described herein or therein).

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


         Item 4.   The Solicitation or Recommendation.

                   Reasons for Recommendation.

                   The information set forth in the Schedule 14D-9 under
         Item 4(b) ("Reasons for the Board's Recommendation; Fairness of the Offer and the Merger -- Reasons for Recommendation") is hereby amended and supplemented as set forth below.

                   The information set forth in clause (i) of this sub-
         section is hereby amended and supplemented as follows:

                   In connection with its evaluation of the Company's current financial condition and results of operations and its future prospects, the Board considered the historical operating results for the Company as well as the Company's budgets for its future operations. Among the information the Board reviewed was the fact that the Company has launched two new domestic shopping services and that the Company is a partner in home shopping joint ventures in Mexico and the United Kingdom. The Board was aware that Allen described that there may be significant near-term growth opportunity for the Company's base business in view of the increasing acceptance of the home shopping industry, but that the Company's rate of growth for its base business has been decreasing. In addition, the Board noted that the Company's base business faces increasing


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         competition from proposed new entrants in the televised home shopping industry, which include selected retail department stores and mail order companies, as well as from other par-ticipants in the industry. The Board also considered the in-formation presented to the Board by Allen and described in clauses (ii) and (iii) below and under "Opinion of Financial Advisor."

                   The information set forth in clause (ii) of this sub-
         section is hereby amended and supplemented as follows:

                   In arriving at its recommendation, the Board also considered the fairness of the consideration to be paid to stockholders in the Offer and Merger in relation to the Company's net book value. Based on Allen's analysis, $46 per Share reflects a multiple of book value of 3.89, which falls within the range of multiples of book value in selected merger transactions that Allen analyzed, which ranged from .53 to
         4.34. The Board was aware that certain valuations of the Company by Allen reflected values higher than the consideration to be paid in the Offer. See "Opinion of Financial Advisor."

                   The information set forth in clause (v) of this sub-
         section is hereby amended and supplemented as follows:

                   The Company considered certain restructuring alterna-tives, such as a tender offer by the Company for its Shares or the issuance of debt securities to the Company's stockholders, which would allow the Company to remain independent and the stockholders to retain an equity interest in the Company; however, following discussion with Allen with respect to these alternatives, the Board concluded that the consideration to be paid to stockholders in the Offer and Merger was in the best interests of stockholders.

                   Opinion of Financial Advisor.

                   The information set forth under Item 4(b) ("Reasons for the Board's Recommendation; Fairness of the Offer and the Merger -- Opinion of Financial Advisor") is hereby amended and supplemented as set forth below.

                   The information set forth under clause (v) ("Dis-counted Cash Flow Analysis") of this subsection is hereby amended and supplemented by inserting the following sentence before the last sentence of clause (v):

                   Allen's analysis yielded a per share valuation rang-ing between $34.18 based on a 25% discount rate and a multiple of projected EBITDA of 7.0 and $58.88 based on a 15% discount rate and a multiple of projected EBITDA of 9.0.


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                   The information set forth in clause (vi) ("Other Fac-
         tors Considered") of this subsection is hereby amended and re-stated in its entirety as follows:

                   (vi) Other Factors Considered.  (a) Allen reviewed
              recent trends in the market price and trading volume of the Common Shares. (b) Allen compared the recent trends in the market price of the Common Shares with the Standard & Poor's 500 Index, an index comprised of the Cable Programming Companies and an index comprised of the Spe-cialty Retailing Companies. (c) Allen compared market reaction as reflected in the price of the Common Shares relating to selected public announcements relating to the Company. This comparison included, among other things, a review of the market prices of the Common Shares prior to and following the announcement of the Proposed CBS Merger and the announcement of the Comcast Offer and prior to the announcement of the revised Comcast/Liberty Proposal, and reviewed certain other relevant factors influencing the price of the Common Shares. (d) Allen considered the foregoing analyses, together with the other analyses Allen made, and analyzed the relevant dates for purposes of determining a representative value for the Common Shares. Allen concluded that the closing market price of $32.38 on June 29, 1994, the date prior to the announcement of the Proposed CBS Merger, was a representative price for the Common Shares and the consideration to be paid in the Of-fer and the Merger represented a 42.1% premium over the market price on that date. (e) Allen compared the premium of the $46 price to be paid in the Offer and the Merger to various recent market prices for the Common Shares and to premiums paid in selected cash merger transactions. The premium of the $46 price over market prices for the Common Shares on the Comparison Dates and on certain dates prior to June 29, 1994 ranged from 42.1% on June 29, 1994 to 4.0% on August 2, 1994 (the date prior to Comcast and Liberty advising the Company that they would consider a transaction involving an increase in consideration to be paid pursuant to the Comcast/Liberty Proposal to $46 per share (on a common equivalent basis)). The premiums paid in selected all cash merger transactions ranged from 10.0% to 82.5%. The multiple of sales, EBITDA, net income and book value in selected merger transactions ranged from
              0.10 to 6.22 (compared to a 1.79 multiple of sales based on a $46 per Common Share valuation), 1.1 to 30.0 (compared to an 11.4 multiple of EBITDA based on a $46 per Common Share valuation), 10.7 to 27.2 (compared to a 29.2 multiple of net income based on a $46 per Common Share valuation) and 0.53 to 4.34 (compared to a 3.89 multiple of book value based on a $46 per Common Share valuation), respectively.

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                   Allen determined from the foregoing that (a) the pre-
              mium of the Offer and the Merger price over the recent market prices for the Common Shares fell within the range of premiums paid in selected all cash merger transactions and (b) the multiples of sales, EBITDA, net income and book value offered to the Company in the Offer and the Merger fell within or above the range of such multiples in selected merger transactions in generally comparable in-dustries.


         Item 9.  Material to be Filed as Exhibits.

              Exhibit  1**   --   Offer to Purchase, dated August 11,
                                  1994.

              Exhibit  2**   --   Letter of Transmittal.

              Exhibit  3**   --   Proxy Statement dated May 31, 1994
                                  relating to QVC, Inc.'s 1994 Annual
                                  Meeting of Stockholders.

              Exhibit  4**   --   Agreement and Plan of Merger, dated as
                                  of August 4, 1994, among QVC, Inc.,
                                  Comcast Corporation, Liberty Media
                                  Corporation and Comcast QMerger, Inc.
                                  (now known as QVC Programming Hold-
                                  ings, Inc.).

              Exhibit  5**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Barry Diller and Arrow Investments,
                                  L.P.

              Exhibit  6**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Liberty Media Corporation and Tele-
                                  Communications, Inc.

              Exhibit  7**   --   Letter to Stockholders of QVC, Inc.
                                  dated August 11, 1994.*

              Exhibit  8**   --   Press Release issued by QVC, Inc.,
                                  Comcast Corporation and Liberty Media
                                  Corporation on August 5, 1994.


         *    Included with Schedule 14D-9 mailed to Stockholders.

         **   Previously filed.


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              Exhibit  9**   --   Opinion of Allen & Company Incorpo-
                                  rated dated August 4, 1994.*

              Exhibit 10**   --   Report of Allen & Company Incorporated
                                  to the Board of Directors of QVC, Inc.
                                  dated August 4, 1994.

              Exhibit 11**   --   Engagement Letter, dated August 4,
                                  1994, between QVC, Inc. and Allen &
                                  Company Incorporated (including the
                                  related Indemnity Letter).


              Exhibit 12**   --   Press release issued by QVC, Inc. and
                                  Comcast Corporation on August 25,
                                  1994.

























         *    Included with Schedule 14D-9 mailed to Stockholders.

         **   Previously filed.









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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       QVC, INC.


         Dated: September 16, 1994     By: /s/  Neal S. Grabell
                                           Neal S. Grabell
                                           Senior Vice President,
                                           General Counsel & Secretary








































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                                  EXHIBIT INDEX

         Exhibit No.              Description                    Page No.

         Exhibit  1** -- Offer to Purchase, dated August 11,
                         1994. ..................................

         Exhibit  2** -- Letter of Transmittal...................

         Exhibit  3** -- Proxy Statement dated May 31, 1994
                         relating to QVC, Inc.'s 1994 Annual
                         Meeting of Stockholders.................

         Exhibit  4** -- Agreement and Plan of Merger, dated
                         as of August 4, 1994, among QVC, Inc.,
                         Comcast Corporation, Liberty Media
                         Corporation and Comcast QMerger,
                         Inc. (now known as QVC Programming
                         Holdings, Inc.).........................

         Exhibit  5** -- Letter Agreement, dated as of August
                         4, 1994, among Comcast Corporation,
                         Barry Diller and Arrow Investments,
                         L.P.....................................

         Exhibit  6** -- Letter Agreement, dated as of August 4,
                         1994, among Comcast Corporation, Lib-
                         erty Media Corporation and TeleCom-
                         munications, Inc........................

         Exhibit  7** -- Letter to Stockholders of QVC, Inc.
                         dated August 11, 1994.*.................

         Exhibit  8** -- Press Release issued by QVC, Inc.,
                         Comcast Corporation and Liberty Media
                         Corporation on August 5, 1994...........

         Exhibit  9** -- Opinion of Allen & Company Incorpo-
                         rated dated August 4, 1994.*............

         Exhibit 10** -- Report of Allen & Company Incorporated
                         to the Board of Directors of QVC, Inc.
                         dated August 4, 1994....................

         Exhibit 11** -- Engagement Letter, dated August 4, 1994,
                         between QVC, Inc. and Allen & Company
                         Incorporated (including the related
                         Indemnity Letter).......................


         *     Included with Schedule 14D-9 mailed to Stockholders.
         **    Previously filed.

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         Exhibit 12** -- Press release issued by QVC, Inc. and Comcast
                         Corporation on August 25, 1994..........











































         **    Previously filed.







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